Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 29, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 145

Nuveen TIAA ESG Global Dividend Portfolio, 3Q 2016

File Nos. 333-211629 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated June 24, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 145, filed on May 26, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen TIAA ESG Global Dividend Portfolio, 2Q 2016 (the “Trust”). Please note that the name of the Trust has changed from “Nuveen TIAA ESG Global Dividend Portfolio, 2Q 2016” to “Nuveen TIAA ESG Global Dividend Portfolio, 3Q 2016.”

Prospectus

Principal Investment Strategy (p. 2)

1. Please disclose how the Trust will comply with Rule 35d-1 of the Investment Company Act of 1940 with respect to the word “dividend” in its name.

Response: The Trust does not interpret Rule 35d-1 of the Investment Company Act of 1940 to require it to have a policy of investing at least 80% of its assets in dividend-paying stocks. Rule 35d-1 should not apply to the use of the word “dividend” given that it suggests an investment objective rather than a type of investment. The staff of the Commission has noted that there are instances where a term or phrase in the name of a fund does not indicate a particular type of investment but, instead, refers to the investment objective or strategy of the fund. In the staff of the Commission’s guidance titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (found at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm), Question 9 discusses this situation. Specifically, the answer to this question states that term “income” suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. Analogously, the Trust believes that the term “dividend” is similar to the term “income,” in that it suggests that the Trust has an objective of achieving current income. Therefore, the Trust does not believe that it is required to invest at least 80% of its assets in dividend-paying stocks and respectfully declines to add an 80% investment requirement to the Trust’s prospectus.

Determination of ESG Criteria (pp. 2-3)

2. Please disclose what you mean by “international norms and principles.”

Response: The international norms and principles are those that are represented in numerous widely accepted global conventions, including, but not limited to, Universal Declaration of Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and the UN Global Compact. Because these norms and principles are widely accepted across the world, the Trust respectfully declines to revise the prospectus with respect to this comment.

Portfolio Contents (pp. 3-4)

3. Please disclose the specific criteria the fund uses to determine that a security is of a “non-U.S.” company. In this regard, note that the investment must be “economically tied” to the non-U.S. company. See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001).

Response: The following has been added to the fourth paragraph under this section: “The Trust considers investments of non-U.S. issuers to be those investments principally traded on a securities exchange outside of the United States or an investment that is issued by an issuer that is located or has primary operations outside of the United States.”

Selection of Portfolio Securities (pp. 4-5)

4. Under Establishment of an Investable Universe, please disclose the initial universe of securities to which TAI applies the ESG criteria to establish the investable universe.

Response: The initial universe of securities consists of those securities that meet the criteria stated under the “Determination of ESG Criteria” section at the time of purchase. Consequently, the Trust respectfully declines to revise the prospectus with respect to this comment.

5. The disclosure states that the “ESG evaluation process is conducted on an industry-specific basis.” Does the Trust identify certain industries in which it intends to invest? If so, please disclose such industries.

Response: The Trust may invest in all industries and does not intend to focus on any particular industry. Consequently, the Trust respectfully declines to revise the prospectus with respect to this comment.

6. Please disclose the “key performance indicators” which the Trust will use to establish the Investable Universe.

Response: The disclosure has been revised to add a cross-reference to the key performance indicators noted in the “Determination of ESG Criteria” section.

7. Please disclose what you mean when you state that “ESG factors are applied implicitly.”

Response: The disclosure has been revised as requested.

Principal Risks (pp. 5-10)

8. Please consider whether Preferred Securities Risk (or something similar) should be added as a principal risk of investing in the Trust.

Response: Risks are included based upon the selected portfolio in the final prospectus. If preferred securities are selected for the final portfolio, the relevant disclosures pertaining to such securities will be included in the prospectus.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

            Morrison C. Warren